EXHIBIT 12.

Computation of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges:	Nine Months Ended September 30, 2015	Year Ended December 31,
		2014	2013	2012	2011
Dollars in Millions
Earnings
Earnings from continuing operations before income taxes	$2,487	$2,381	$2,891	$2,340	$6,981
Less:
Noncontrolling interest in pre-tax income of subsidiaries
that have not incurred fixed charges	45	38	36	844	2,323
Equity in net income of affiliates	67	107	166	183	281
Capitalized interest	2	3	—	—	—
Adjusted Income	2,373	2,233	2,689	1,313	4,377
Add:
Fixed charges	177	254	255	227	190
Distributed income of equity investments	81	153	149	229	283
Total Earnings	$2,631	$2,640	$3,093	$1,769	$4,850

Fixed Charges
Interest expense	$141	$203	$199	$182	$145
Capitalized interest	2	3	—	—	—
One-third of rental expense(1)	34	48	56	45	45
Total Fixed Charges	$177	$254	$255	$227	$190

Ratio of Earnings to Fixed Charges	14.86	10.39	12.13	7.79	25.53

(1)    Rents included in the computation consist of one-third of rental expense which the Company believes to be a reasonable estimate of an interest factor in its leases.

E-12-1